

May 27, 2015

Richard L. Stollmeyer
President and Chief Executive Officer
MINDBODY, Inc.
4051 Broad Street, Suite 220
San Luis Obispo, California 93401

> **Re: MINDBODY, Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed on May 19, 2015**
> **Response dated May 26, 2015**
> **File No. 333-204068**

Dear Mr. Stollmeyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2015 letter.

General

1.   We note your response to prior comment 2 of our letter, dated April 23, 2015, that you plan to effect a forward stock split. Please confirm whether you plan to effect the forward stock split prior to the completion of the offering. Confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the forward stock split. We refer you to SAB Topic 4C.

Prospectus Summary

Overview, page 1

2.   We note your response to prior comment 5. Please revise the definition of active consumers on pages 2, 31 and 94, as well as the penultimate risk factor on page 30 to state clearly that you do not directly monetize active consumers.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 84

3.   We note in your response to prior comment 8, you explain that you allocate the arrangement fee to the separate units of accounting by vendor-specific objective evidence based on separate sales with sufficient concentration in selling prices. Please clarify whether the remaining product sales of the $1,815,000 represents stand-alone transactions used to established VSOE. In this regard, describe circumstances where hardware is sold separately. Further, define "sufficient concentration" of selling price and indicate why you believe the evidence establishes VSOE. We refer you to ASC 605-25-30-6A.

Business

Case Studies, page 113

4.   In each instance you refer to revenue growth of a subscriber, please revise to clarify the period during which the growth was achieved.

5.   We note that you highlight the recurring revenue of your subscribers in certain of your case studies. To the extent not all of the recurring revenue was processed through your payments platform, revise to avoid the implication that your payments platform caused a subscriber to achieve the percentage of recurring revenue.

Cutler Salons, page 113

6.   We refer to your statement on page 114 that "[c]ustomized email marketing…helps Cutler cut back on no-shows…, resulting in over 88% of clients showing up for their appointments." If true, please revise to clarify that Mindbody is a contributing factor in clients meeting their appointments, not the cause.

Crowdflower, page 114

7.   Please disclose the number of employees at Crowdflower and disclose how engagement rate is measured.

    You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or, in her absence, me at (202) 551-3735 with any other questions.

                            Sincerely,

                            /s/ Barbara C. Jacobs

                            Barbara C. Jacobs
                            Assistant Director

cc: Jon C. Avina, Esq.
       Wilson Sonsini Goodrich & Rosati